Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-4/A) and related Prospectus of WillScot Mobile Mini Holdings Corp. and to the incorporation by reference therein of our report dated February 20, 2024, except for Notes 1, 3 and 9, as to which the date is May 2, 2024, with respect to the consolidated financial statements of WillScot Mobile Mini Holdings Corp. included in its Current Report on Form 8-K dated May 2, 2024, and our report dated February 20, 2024, with respect to the effectiveness of internal control over financial reporting of WillScot Mobile Mini Holdings Corp., included in its Annual Report (Form 10-K) for the year ended December 31, 2023, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Baltimore, Maryland

May 3, 2024